April 14, 2021

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439) Applied Finance Valuation Large Cap ETF

Dear Ms. Stojic:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you recently provided. The comments addressed the Post-Effective Amendment (“PEA”) to the Trust’s registration statement, which was filed on January 8, 2021 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”) and the Trust’s correspondence filed on April 7, 2021. The PEA was filed to register a new series, the Applied Finance Valuation Large Cap ETF (the “Fund”) and the correspondence was filed to address the Staff’s initial comments on the filing. For your convenience, I have summarized your additional comments in this letter and provided the Trust’s response below each comment.

Prospectus

1.	Comment: Supplementally confirm that the Fund will include disclosure regarding the manager of manager exemptive order. Also, confirm that the Fund does not need the exemptive relief in place at the time of effectiveness to operate the Fund.

Response: The Fund’s current registration statement includes the manager of managers disclosure listed below. Assuming the Fund receives the requested exemptive relief, it will add disclosure to its registration statement as required by the SEC’s order. In addition, the Fund confirms it does not need the manager of managers exemptive relief to operate at the time of effectiveness. The Fund will comply with the requirements of Section 15 of the Investment Company Act of 1940 (the “1940 Act”) along with other applicable requirements of the 1940 Act and Form N-1A as it relates to the investment advisory and sub-advisory agreements until it has received the requested manager of managers exemptive relief.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Stojic

U.S. Securities and Exchange Commission

April 14, 2021

Manager-of-Managers Structure

The Adviser and the Trust have filed an application for an exemptive order from the SEC that, if granted, will allow the Fund to operate in a “manager of managers” structure whereby the Adviser, as the Fund’s investment adviser, can appoint and replace both wholly owned and unaffiliated sub-advisers, and enter into, amend and terminate sub-advisory agreements with such sub-advisers, each subject to Board approval but without obtaining prior shareholder approval (the “Manager of Managers Structure”). The Fund will, however, inform shareholders of the hiring of any new sub-adviser within 90 days after the hiring. If granted, the SEC exemptive order will provide the Fund with greater efficiency and without incurring the expenses and delays associated with obtaining shareholder approval of sub-advisory agreements with such sub-advisers.

The use of the Manager of Managers Structure with respect to the Fund will be subject to certain conditions that will be set forth in the SEC exemptive order. Under the Manager of Managers Structure, the Adviser will have the ultimate responsibility, subject to oversight by the Board, to oversee the sub-advisers and recommend their hiring, termination, and replacement. The Adviser will also, subject to the review and approval of the Board: set the Fund’s overall investment strategy; evaluate, select and recommend sub-advisers to manage all or a portion of the Fund’s assets; and implement procedures reasonably designed to ensure that each sub-adviser complies with the Fund’s investment objective, policies and restrictions. Subject to the review of the Board, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among sub-advisers and monitor and evaluate the sub-advisers’ performance.

2.	Comment: Supplementally confirm whether the Fund intends to invest in contingent convertibles as part of its principal investment strategy. If it does, please add disclosure on the risks associated with such investments.

Response: The Fund does not intend to invest contingent convertibles as part of its principal investment strategy. If this position changes, the Fund will add the relevant risk disclosure to the prospectus.

3.	Comment: Supplementally confirm that the Fund’s 485(b) filing will include all the information required by Items 10 and 19 of Form N-1A as it relates to the sub-adviser.

Response: The Fund has included the following disclosure as it relates to the sub-adviser.

Prospectus Disclosure:

The Sub-Adviser. The Adviser has retained Toroso Asset Management (the “Sub-Adviser”) to serve as sub-adviser for the Fund. The Sub-Adviser is responsible for the day-to-day management of the Fund’s trading process, which includes Creation and/or Redemption basket processing. The Sub-Adviser does not select investments for the Fund’s portfolio. The Sub-Adviser, which has its principal office at 898 N. Broadway, Suite 2, Massapequa, New York 11758, was formed in 2012 and provides investment advisory, investment research, and portfolio construction services to ETF clients. For its services, the Sub-Adviser is paid a sub-advisory fee by the Adviser. See the Fund’s statement of additional information (“SAI”) for a description of the Sub-Adviser’s fee.

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Ms. Stojic

U.S. Securities and Exchange Commission

April 14, 2021

SAI Disclosure:

The Sub-Adviser. The Adviser has retained Toroso Asset Management (the “Sub-Adviser”) to serve as sub-adviser for the Fund. The Sub-Adviser has its principal office at 898 N. Broadway, Suite 2, Massapequa, New York 11758. The Sub-Adviser was established in 2012 and provides investment advisory, investment research, and portfolio construction services to ETF clients. No outside companies or individuals currently own more than 25% of the Sub-Adviser’s voting rights. Over 50% of the Sub-Adviser’s voting rights are with employee-members.

Pursuant to an Investment Sub-Advisory Agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”), the Sub-Adviser assists the Adviser in providing day-to-day management of the Fund’s portfolio. The Sub-Adviser is responsible for the day-to-day management of the Fund’s trading process, which includes Creation and/or Redemption basket processing. The Sub-Adviser will work directly with the Fund’s Custodian, Transfer Agent and Adviser to carry out the trading process for the Fund. The Sub-Adviser does not select investments for the Fund’s portfolio. See below for description of the services being provided by the Custodian and the Transfer Agent.

The Sub-Advisory Agreement was approved by the Trustees (including all the Independent Trustees) in compliance with the 1940 Act and by the Fund’s initial shareholder. The Sub-Advisory Agreement will continue in force for an initial period of up to two years. Thereafter, the Sub-Advisory Agreement is renewable from year to year with respect to the Fund, so long as its continuance is approved at least annually (1) by the vote, cast in person at a meeting called for that purpose, of a majority of those Trustees who are not “interested persons” of the Trust; and (2) by the majority vote of either the full Board or the vote of a majority of the outstanding shares of a Fund. The Sub-Advisory Agreement will terminate automatically in the event of its assignment, and is terminable at any time without penalty by the Board or by a majority of each of the Fund’s outstanding shares or by the Adviser on not less than 60 days’ written notice to the Sub-Adviser, or by the Sub-Adviser on 90 days’ written notice to the Adviser and the Trust. The Sub-Advisory Agreement provides that the Sub-Adviser shall not be protected against any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, or gross negligence on its part in the performance of its duties or from reckless disregard of its obligations or duties thereunder. For its services, the Sub-Adviser is paid a fee by the Adviser, which is calculated daily and payable monthly as a percentage of the Fund’s average daily net assets, as set forth in the table below:

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Ms. Stojic

U.S. Securities and Exchange Commission

April 14, 2021

Threshold	Fee*
First $500 million	0.0350%
Next $500 million	0.0325%
Over $1 billion	0.0300%

*Subject to $25,000 minimum per year

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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